SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated November 27, 2015 re TAT Technologies Ltd. Reports Third Quarter 2015 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports third Quarter 2015 Results

GEDERA, Israel, Friday, November  27, 2015 - TAT Technologies Ltd. (NASDAQ: TATT - News) (the “Company”), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its results for the three month and nine month periods ended September 30, 2015.

Financial Highlights for the Third quarter of 2015:

●	Total Revenue: $22 million compared to $20.3 million in the third quarter of 2014, increase of 8%.

●	Operating income: $0.5 million compared to $0.6 million in the third quarter of 2014.

●	Net income: $0.2 million compared to $(0.4) million in the third quarter of 2014.

●	Earnings per share basic and diluted: $0.02 per share compared to $(0.05) per share in the third quarter of 2014.

●	EBITDA: $1.1 million compared to $1.2 million in the third quarter of 2014.

●
Cash and cash equivalents and short-term bank deposits: During the third quarter of 2015, the cash balance decreased in $ 0.8 million, from $29.7 million as of June 30, 2015 to $28.9 million as of September 30, 2015.

●
Closing of Chromalloy Israel Acquisition: On October 19, 2015 the Company completed the acquisition of Chromalloy Israel for approximately US $3.5 million. In addition, TAT will pay an earn-out, capped at $2 million, in the event that Chromalloy Israel meets certain annual revenue targets in 2015 and 2016.

Following the completion of the transaction, Chromalloy Israel changed its name to Turbochrome Ltd.

Financial Highlights for the nine months of 2015:

●	Total Revenue: $63.9 million compared to $59.3 million in the nine months of 2014.

●	Operating income: $2.7 million compared to $1.7 million in the nine months of 2014.

●	Net income: $2.8 million compared to $0.3 million in the nine months of 2014.

●	EBITDA: $4.6 million compared to $3.2 million in the nine months of 2014.

●	Earnings per share basic and diluted: $0.32 per share compared to $0.03 per share in the nine months of 2014.

●
Cash and cash equivalents and short-term bank deposits: During the first nine months of 2015, the cash balance increased in $ 0.9 million, from $28 million as of December 31, 2014 to $28.9 million as of September 30, 2015.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under three segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products (iii) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components and (iv) overhaul and coating of certain jet engine components.

TAT’s activities in the area of OEM of Heat Management Solutions primarily include the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of jet engine overhaul includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes, afterburner flaps and other components.

For more information of TAT Technologies Ltd., please visit our web-site: www.tat-technologies.com

Guy Nathanzon – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
guyn@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited, in thousands)

	September 30,	December 31,
	2015	2014
		(Revised)
ASSETS
Current Assets:
Cash and cash equivalents	$23,821	$22,894
Short-term bank deposits	5,109	5,089
Accounts receivable-trade (net of allowance for doubtful accounts of $269 as of September 30, 2015 and $125 as of December 31, 2014)	19,416	15,657
Other accounts receivable and prepaid expenses	4,668	4,298
Inventories, net	35,895	35,477

Total current assets	88,909	83,415

Long-term assets:
Investment in an affiliated company	-	2,556
Investment in investee company	423	-
Funds in respect of employee rights upon retirement	2,505	2,496
Long-term deferred tax	1,156	1,550
Property, plant and equipment, net	12,025	11,524

Total Long-term assets	16,109	18,126

Total assets	$105,018	$101,541

LIABILITIES AND EQUITY

Current Liabilities:
Accounts payables trade	5,041	5,886
Other accounts payable and accrued expenses	6,984	5,651
Total current liabilities	12,025	11,537

Long-term liabilities:
Other accounts payable	59	34
Liability in respect of employee rights upon retirement	2,708	2,655
Long-term deferred tax liability	1,812	1,774

Total long-term liabilities	4,579	4,463

Total liabilities	16,604	16,000

EQUITY:
Share capital	2,793	2,793
Additional paid-in capital	64,517	64,491
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive loss	1	-
Retained earnings	23,191	20,345
Total equity	88,414	85,541

Total liabilities and equity	$105,018	$101,541

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, in thousands, except share data)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2015	2014	2015	2014	2014
		(Revised)		(Revised)	(Revised)
Revenues:
Products	$8,254	$7,483	$22,980	$23,015	$31,363
Services	13,694	12,841	40,924	36,326	49,363
	21,948	20,324	63,904	59,341	80,726

Cost of goods:
Products	7,003	5,976	18,591	17,725	23,616
Services	11,547	10,621	33,946	30,577	40,906
	18,550	16,597	52,537	48,302	64,522
Gross Profit	3,398	3,727	11,367	11,039	16,204

Operating expenses:
Research and development, net	247	324	570	885	1,070
Selling and marketing	647	776	2,130	2,415	3,203
General and administrative	2,033	1,999	5,981	6,099	8,123
Other income	(1)	(4)	-	(11)	(11)
	2,926	3,095	8,681	9,388	12,385
Operating income	472	632	2,686	1,651	3,819

Financial income (expenses), net	17	(812)	(232)	(783)	(1,294)
Loss from dilution of interests in affiliated company	-	-	-	(45)	-

Income (loss) before taxes on income	489	(180)	2,454	823	2,525

Taxes on income	317	315	1,099	810	1,360

Net income (loss) after taxes on income	172	(495)	1,355	13	1,165
Share in results and sale of equity investment of affiliated company	-	48	1,491	267	267

Net income (loss)	$172	$(447)	$2,846	$280	$1,432

Basic and diluted income (loss) per share

Net income (loss) per share	$0.02	$(0.05)	$0.32	$0.03	$0.16

Weighted average number of shares outstanding
Basic	8,808,344	8,805,236	8,808,344	8,805,236	8,805,495
Diluted	8,810,824	8,805,236	8,809,844	8,830,610	8,826,542

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in thousands)

	Three months ended		Nine months ended		Year ended December 31,
	September 30,
	2015	2014	2015	2014	2014
		(Revised)		(Revised)	(Revised)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$172	$(447)	$2,846	$280	$1,432

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	675	527	1,890	1,543	2,069
Exchange differentials of loans	-	-	-	(1)	(1)
Gain (loss) on sale of property and equipment	-	-	-	(7)	10
Interest from short-term bank deposits and restricted deposits	(5)	-	(20)	(69)	(128)
Provision for doubtful accounts	144	-	144	-	-
Share in results and sale of equity investment of affiliated company	-	(48)	(1,491)	(222)	(267)
Share based compensation expenses	11	17	26	28	38
Liability in respect of employee rights upon retirement	(68)	(115)	53	(112)	(485)
Deferred income taxes, net	30	(19)	672	(267)	1,229
Changes in operating assets and liabilities:
Amounts due to (from) related parties, net	-	-	-	5	5
Decrease (increase) in trade accounts receivable	(1,261)	643	(3,903)	4,082	2,730
Decrease (increase) in other accounts receivable, prepaid expenses and other	35	(1,568)	(276)	(2,338)	(833)
Decrease (increase) in inventories, net	779	(770)	(418)	(1,404)	(6,009)
Increase (decrease) in trade accounts payable	(396)	(940)	(801)	(2,115)	(509)
Increase (decrease) in other accounts payable and accrued expenses	(236)	1,121	1,052	1,257	(715)
Increase (decrease) in other long-term liabilities	39	(7)	25	(18)	(24)

Net cash provided by (used in) operating activities	$(81)	$(1,606)	$(201)	$642	$(1,458)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of subsidiary (A)	-	-	-	2,176	2,176
Proceeds from sale of equity investment of affiliated company	-	-	3,624	-	-
Funds in respect of employee rights upon retirement	76	97	(61)	80	352
Proceeds from sale of property and equipment	3	-	9	7	19
Purchase of property and equipment	(745)	(350)	(2,444)	(2,234)	(3,021)
Maturities of short-term deposits	-	-	-	-	5,098
Cash flows provided by (used in) investing activities	$(666)	$(253)	$1,128	$29	$4,624

Cash flows used in financing activities	-	-	-	$(2,909)	$(2,909)

Net increase (decrease) in cash and cash equivalents	(747)	(1,859)	927	(2,238)	257

Cash and cash equivalents at beginning of period	24,568	22,258	22,894	22,637	22,637

Cash and cash equivalents at end of period	$23,821	$20,399	$23,821	$20,399	$22,894

(A) Proceeds from sale of subsidiary
Assets held for sale (excluding cash in the amount of $2,823)	-	-	-	7,136	7,136
Liabilities held for sale	-	-	-	(3,428)	(3,428)
Non-controlling interest	-	-	-	(1,532)	(1,532)
	-	-	-	$2,176	$2,176

Revision of financial statements

During Q3 2015, the Company identified an error related to the classification of US employees' social benefits expenses. Previously, the Company classified these expenses in ‘general and administrative expenses’ instead of classifying a part of them in ‘Cost of goods’ (product and services) for employees allocated to this line item. This change in classification also impacted the capitalization of inventory balances. There was no material impact on the statement of cash flows.

The error only impacts one segment of the Company, Heat Transfer Services and Products. The Company will revise previously reported segment information in its Annual Report on Form 20-F for the year ended December 31, 2015.

The Company assessed the materiality of this error in accordance with the SEC’s Staff Accounting Bulletin 99 and Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, and concluded that the previously issued financial statements were not materially misstated.  In accordance with the SEC’s Staff Accounting Bulletin, the Company will correct these errors by revising the affected financial statements in the Company’s 2015 Annual Report on Form 20-F.

Following is the effect of the revision on the Company’s previously reported results:

Statements of income per share:

For the three and six months periods ended June 30, 2015:

	Three months ended			Six months ended
	June 30, 2015			June 30, 2015
	As reported previously	Adjustment	As revised	As reported previously	Adjustment	As revised
Cost of goods:
Products	5,964	70	6,034	11,444	144	11,588
Services	11,153	168	11,321	22,046	353	22,399
Gross profit	4,353	(238)	4,115	8,466	(497)	7,969
General and administrative	2,261	(237)	2,024	4,428	(480)	3,948
Operating income	1,149	(1)	1,148	2,231	(17)	2,214
Net income	734	(1)	733	2,691	(17)	2,674
Net income per share	0.08	*	0.08	0.31	(0.01)	0.30

*Represents an amount less than $1.

For the three periods ended March 31, 2015:

	Three months ended
	March 31, 2015
	As reported previously	Adjustment	As revised
Cost of goods:
Products	5,480	74	5,554
Services	10,893	185	11,078
Gross profit	4,113	(259)	3,854
General and administrative	2,167	(243)	1,924
Operating income	1,082	(16)	1,066
Net income	1,957	(16)	1,941
Net income per share	0.22	*	0.22

*Represents an amount less than $1.

For the three and nine months periods ended September 30, 2014:

	Three months ended			Nine months ended
	September 30, 2014			September 30, 2014
	As reported previously	Adjustment	As revised	As reported previously	Adjustment	As revised
Cost of goods:
Products	5,911	65	5,976	17,511	214	17,725
Services	10,458	163	10,621	30,114	463	30,577
Gross profit	3,955	(228)	3,727	11,716	(677)	11,039
General and administrative	2,216	(217)	1,999	6,771	(672)	6,099
Operating income	643	(11)	632	1,656	(5)	1,651
Net (loss) income	(436)	(11)	(447)	285	(5)	280
Net income per share	(0.05)	*	(0.05)	0.03	*	0.03

*Represents an amount less than $1.

For the year ended December 31, 2014:

	As reported previously	Adjustment	As revised
Cost of goods:
Products	23,340	276	23,616
Services	40,286	620	40,906
Gross profit	17,100	(896)	16,204
General and administrative	9,019	(896)	8,123
Operating income	3,819	*	3,819
Net income	1,432	*	1,432
Net income per share	0.16	*	0.16

*Represents an amount less than $1.

Balance sheets and shareholders' capital

As of December 31, 2014:

	As reported Previously	Adjustment	As revised
Inventories, net	35,404	73	35,477
Total current assets	83,342	73	83,415
Total assets	101,468	73	101,541
Retained earnings	20,272	73	20,345
Total equity	85,468	73	85,541

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Guy Nathanzon
Guy Nathanzon
Chief Financial Officer

Date: November 27, 2015